

05041743



SECURITI... SION
Washington, D.C. 20549

RECEIVED APR 11 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 202

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
revised

SEC FILE NUMBER
8- 42117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cresap, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

259 N. Radnor-Chester Rd. Ste. 230
(No. and Street)

Radnor (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark W. Cresap III 610-341-1320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G. CPA
(Name – *if individual, state last, first, middle name*)

207 Buck Rd. Ste. 1C (Address) (City) Holland, (State) PA 18966 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 29 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CRESAP, INC.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2004 WITH
REPORT AND SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR

CRESAP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT

Mark W. Cresap III
Cresap, Inc.
Radnor, Pennsylvania

I have audited the accompanying statement of financial condition of Cresap, Inc. (a Pennsylvania corporation) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cresap, Inc. at December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 22, 2005

CRESAP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$186,319
Accounts receivable	209,581
Employee advances	19,423
Securities owned	1,022
Prepaid expenses	29,596
Furniture and equipment, less accumulated depreciation of $65,877 (Note 1)	35,303
	$481,244

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$161,506
Payroll taxes payable	7,237
Total liabilities	168,743
Commitments (Note 4)	
Stockholder's equity	
Common stock, $.10 par value, 1,000 shares authorized, 100 shares issued and outstanding	10
Additional paid-in capital	253,120
Accumulated earnings	59,371
Total stockholder's equity	312,501
	$481,244

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commission income	$2,228,630
Interest income	162,276
Other income	562
Total revenues	2,391,468
EXPENSES	
Employee compensation and benefits	446,544
Commissions and floor brokerage	1,425,957
Communications	105,272
Regulatory fees	37,656
Rent expense	85,758
Other operating expenses	101,925
Total expenses	2,203,112
Net income	$ 188,356

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Total Stockholder's Equity
Balances, January 1, 2004	$10	$313,120	$(128,985)	$184,145
1/19/04 Capital Withdrawal		(10,000)		(10,000)
3/5/04 Capital Withdrawal		(10,000)		(10,000)
4/23/04 Capital Withdrawal		(20,000)		(20,000)
6/1/04 Capital Withdrawal		(10,000)		(10,000)
8/26/04 Capital Withdrawal		(10,000)		(10,000)
Net income	—		188,356	188,356
Balances, December 31, 2004	$10	$253,120	$ 59,371	$312,501

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$188,356
Adjustments to reconcile net income	
to cash provided by operating activities:	
Depreciation and amortization	6,669
(Increase) decrease in	
Accounts receivable	(52,550)
Securities owned	(362)
Employee advances	(14,320)
Prepaid expenses	4,592
Increase (decrease) in	
Accounts payable and accrued expenses	(6,395)
Payroll taxes payable	2,485
Cash provided by operating activities	128,475
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(26,334)
Cash used by investing activities	(26,334)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital withdrawals	(60,000)
Cash used by financing activities	(60,000)
Increase in cash	42,141
Cash at beginning of year	144,178
Cash at end of year	$186,319

The accompanying notes are an integral part of these financial statements.

(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Cresap, Inc. (the "Company") was incorporated on December 7, 1989 in the Commonwealth of Pennsylvania for the purpose of acting as a broker-dealer. On January 16, 1990, 100 shares of common stock were sold to the President and sole stockholder, Mark W. Cresap, III. The Company became a member of the National Association of Securities Dealers, Inc. on May 11, 1990.

The Company uses a clearing broker-dealer for all customer transactions.

Significant Accounting Policies

Cash

For purposes of the statement of cash flows, the Company includes as cash, amounts on deposit at banks and funds held on account by the Company's clearing broker. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method based on the estimated lives ranging from five to seven years. For 2004 depreciation expense amounted to $6,669.

Securities Transactions

All securities transactions and related commission income and expenses are recorded on the trade date basis as if they had settled.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

(2) NET CAPITAL REQUIREMENTS

Pursuant to the net capital requirements of the Securities and Exchange Commission (Rule 15c 3-1), the Company is required to maintain a minimum "net capital," as defined under such provisions. The rule requires that "aggregate indebtedness," as defined, shall not exceed fifteen times "net capital," as defined, and that minimum "net capital" must be the greater of $50,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2004 the Company had net capital of $196,632 which was $146,632 in excess of the minimum net capital requirement. The Company's net capital ratio was .86 to 1.

(3) INCOME TAXES

The Company has elected to be treated under the provisions of Subchapter S of the Internal Revenue Code and comparable provisions of the Commonwealth of Pennsylvania. Under those provisions, the Company does not pay federal or Pennsylvania corporate taxes on its taxable income. Instead, the stockholder is liable for federal and Pennsylvania income taxes on the Company's taxable income.

(4) COMMITMENTS

The Company has a lease agreement for office space at 259 Radnor Chester Road, Suite 230, Radnor, PA. The term of the lease is from November 13, 2004 through November 30, 2007. In addition, the Company is obligated to pay for a proportional amount of the building's costs.

Future minimum lease payments at December 31, 2004 are as follows:

2005 -	$ 60,638
2006 -	62,717
2007 -	59,252
Total -	$182,607

Additionally the Company leases office equipment with minimum required lease payments as follows:

2005 -	$1,675

(5) EMPLOYEE BENEFIT PLANS

The Company has adopted a qualified profit sharing plan with a 401(k) deferred compensation provision. All employees are eligible to participate in the Company's profit sharing plan and 401(k) plan as long as they are at least 21 years of age and have completed one year of employment. The profit sharing plan provides for contributions by the Company in such amounts as management may determine. The company incurred no profit sharing plan expense for the year ended December 31, 2004. The salary deferral 401(k) plan allows eligible employees to defer up to twelve percent of their salary and requires no matching Company contribution.

The Company has adopted a Section 125 plan that offers all employees a choice between receiving cash or qualified benefits such as health care and dependent care.

(6) SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

(7) CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times during operations has cash deposits which exceed $100,000. The Federal Deposit Insurance Corporation (FDIC) insures only the first $100,000 of funds on deposit. The amount on deposit at December 31, 2004 in the Company's bank account was $164,839 which was in excess of the amount insured by the Federal Deposit Insurance Corporation by $64,839.

(8) LITIGATION

The Company is involved in a legal action related to a disputed contractual arrangement with a vendor. Management and counsel believe that the Company has an adequate defense with respect to the action and does not expect that the outcome will materially affect the Company's results of operations or financial position.

CRESAP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

NET CAPITAL

Total stockholder's equity qualified for net capital		$312,501
Deductions and/or charges		
Nonallowable assets:		
Receivables	$27,205	
Employee advance	19,423	
Prepaid expenses	29,596	
Accumulated interest earned on deposit with clearing broker	189	
Furniture and equipment less accumulated depreciation	35,303	
Excess fidelity bond deductible	4,000	
Total nonallowable assets		(115,716)
Net capital before haircut		196,785
Haircut on securities		(153)
Net Capital		$196,632

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$161,506
Payroll taxes payable	7,237
Total aggregate indebtedness	$168,743

CRESAP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $50,000 if greater	$ 50,000
Excess net capital at 1500%	$146,632
Excess net capital at 1000%	$179,758
Ratio: aggregate indebtedness to net capital	.86 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17A-5 as of December 31, 2004)

Net capital, as reported in company's Part IIA (Unaudited) FOCUS Report	$201,508
Net audit adjustments	(4,723)
Haircut recorded	(153)
Net capital per supplementary information herein	$196,632

CRESAP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2004

Cresap, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is First Clearing Corporation.

INFORMATION RELATING TO POSSESSION

OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2004

Cresap, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Mark W. Cresap III
Cresap, Inc.
Radnor, Pennsylvania

In planning and performing my audit of the financial statements and supplemental schedules of Cresap, Inc. (the Company) for the year ended December 31, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), I made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in the rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of difference required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use and information of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17-a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 22, 2005